UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission file number 001-39250

BROOKFIELD INFRASTRUCTURE CORPORATION

(Exact name of Registrant as specified in its charter)

250 Vesey Street, 15th Floor

New York, New York 10281

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

EXHIBIT LIST

Exhibit	Title

99.1	First Amendment to the Amended and Restated Master Services Agreement, dated December 24, 2024, among Brookfield Corporation, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure L.P. and others.

99.2	Rights Agreement, dated December 24, 2024, between Brookfield Corporation and Wilmington Trust, National Association.

99.3	Registration Rights Agreement, dated December 24, 2024, among Brookfield Corporation, Brookfield Infrastructure Corporation and Brookfield Infrastructure Partners L.P.

99.4	First Amendment to the Support Agreement, dated December 24, 2024 among Brookfield Infrastructure Holdings Corporation, Brookfield Infrastructure Corporation, Brookfield Infrastructure Partners L.P., Brookfield Infrastructure Corporation Exchange Limited Partnership, Brookfield Infrastructure Corporation Exchange GP Inc. and Brookfield Infrastructure Holdings (Canada) Inc.

99.5	Pairing Agreement, dated December 24, 2024, among Brookfield Infrastructure Corporation, Brookfield Infrastructure Holdings Corporation and Brookfield Infrastructure Partners L.P.

99.6	Option Agreement, dated December 24, 2024, between Brookfield Infrastructure Corporation and Brookfield Infrastructure Holdings (Canada) Inc.

99.7	Amended and Restated Equity Commitment Agreement, dated December 24, 2024, between Brookfield Infrastructure Holdings (Canada) Inc. and Brookfield Infrastructure Holdings Corporation.

99.8	Subordinate Credit Agreement, dated December 24, 2024, between Brookfield Infrastructure Corporation as Borrower and Brookfield Infrastructure Holdings (Canada) Inc. as Lender.

99.9	First Amending Agreement, dated June 1, 2024, to the Amended and Restated Subordinated Credit Agreement between BIPC Bermuda Holdco Limited as Borrower and BIP Bermuda Holdings I Limited as Lender.

99.10	First Amending Agreement, dated June 1, 2024, to the Amended and Restated Subordinated Credit Agreement between BIP Bermuda Holdings I Limited as Borrower and BIPC Bermuda Holdco Limited as Lender.

99.11	Notice of Articles and Articles of Brookfield Infrastructure Corporation.

99.12	Form of Articles of Brookfield Infrastructure Holdings Corporation.

99.13	Code of Business Conduct and Ethics.

99.14	Notice of Change in Corporate Structure of Brookfield Infrastructure Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD INFRASTRUCTURE CORPORATION

Date: December 27, 2024	By:	/s/ Michael Ryan
	Name:	Michael Ryan
	Title:	Corporate Secretary